Mail Stop 3561

August 17, 2006

Geoffrey L. Greenwood, President
Yacht Finders, Inc.
2308 – C Kettner Blvd
San Diego, California 92101

 RE: **Yacht Finders, Inc. ("the company")**
   Amendment No. 4 to Registration Statement on
   Form SB-2
   Filed July 18, 2006
   File No. 333-121863

Dear Mr. Greenwood:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters…, page 18

1. Please revise the introductory statement preceeding the table since it is now past 4/15/06.

2. We note the statement at the top of page 19 that Mr. Greenwood "…is also the President of FocalScape, Inc…." yet under the Work History of Mr. Greenwood, it shows that he was employed at FocalScape from 1999 – 2004. Please revise to make the disclosure consistent.

Plan of Operations, page 28

3. We note that $10,600 in funds have been advanced from the company's director, but then it is stated that "[T]o date our director has loaned the company $4,600." Please revise as appropriate to make the disclosure consistent.

Financial Statements

Please provide a currently dated consent in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Raj Rajan at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Karen Batcher, Esq.
Via fax (619) 789-6262